Exhibit 99.1

ANNUAL MEETING OF SHAREHOLDERS
OF STANTEC INC.

THURSDAY, MAY 14, 2009 – 11:00 A.M. MOUNTAIN TIME

EDMONTON, ALBERTA

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out matters voted on at the Annual Meeting of Shareholders of Stantec Inc. held on May 14, 2009.  Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting (http://www.stantec.com or http://www.sedar.com).

The Directors of Stantec Inc. (“Stantec”) recommended that Shareholders vote FOR matters 1 and 2 below:

1.	Election of Directors

Each of the 8 nominees listed in the Management Proxy Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Robert J. Bradshaw	27,193,558	95.75%	1,206,549	4.25%
David L. Emerson, PC	28,324,207	99.73%	75,900	0.27%
Anthony P. Franceschini	28,101,009	98.95%	299,098	1.05%
Robert J. Gomes	28,114,045	98.99%	286,062	1.01%
Susan E. Hartman	27,013,385	95.12%	1,386,722	4.88%
Aram H. Keith	28,109,615	98.98%	290,492	1.02%
Ivor M. Ruste	28,191,189	99.26%	208,918	0.74%
Ronald Triffo	26,892,685	94.69%	1,507,422	5.31%

2.	Appointment of Auditors named in the Management Proxy Circular

Ernst & Young, Chartered Accountants were appointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
28,078,323	98.87%	321,783	1.13%